Exhibit 21.1

Legal Name	Jurisdiction
InvenSense China Ltd.	China
InvenSense G.K.	Japan
InvenSense Hong Kong Holding Limited	Hong Kong
InvenSense International, Inc.	Cayman Islands
InvenSense Korea, Ltd.	Republic of Korea
InvenSense Taiwan Co., Ltd.	Taiwan
InvenSense Taiwan Sales Co., Ltd.	Taiwan
InvenSense Slovakia S.R.O. - ISK	Slovakia
InvenSense Italy S.R.L.	Italy
Movea S.A.S.	France
Trusted Positioning, Inc.,	Canada